May 14, 2019

Edward Kaye
Chief Executive Officer
Stoke Therapeutics, Inc.
45 Wiggins Avenue
Bedford, MA 01730

       Re: Stoke Therapeutics, Inc.
           Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted April 30, 2019
           CIK No. 0001623526

Dear Dr. Kaye:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
April 17, 2019 letter.

Amendment No. 1 to Draft Registration Statement on Form S-1

Prospectus summary
Company overview, page 1

1. Please balance your statement that you believe you have the first genetic medicine with the potential to significantly reduce the occurrence of seizures for Dravet syndrome patients and to address the severe intellectual and developmental disabilities of the disease by clarifying here that you are in an early stage of your development and that to date you have only conducted preclinical studies for your product candidate. Edward Kaye
Stoke Therapeutics, Inc.
May 14, 2019
Page 2
Business
STK-001: Preclinical data, page 100

2. Please disclose how many groups of pre-pubescent monkeys were administered with a single dose of STK-001 and how many control groups you used in the preclinical study described on page 103.
Description of capital stock
Anti-takeover provisions
Restated certificate of incorporation and restated bylaw provisions, page 147

3. We continue to consider your response to our prior comment 8. Please note that we may have additional comments.
Notes to Consolidated Financial Statements
8. Convertible preferred stock
Liquidation, page F-18, page F-18

4. Please demonstrate to us why you believe that common shareholders hold a majority of the board seats and, as such, that the company controls the vote of the Board of Directors and any deemed liquidation event. As of December 31, 2018, it appears that only two board seats elected are controlled by common shareholders. In this regard, it appears that pursuant to articles 3.2.3 and 3.2.4 of your certificate of incorporation (exhibit 3.1) that the other four board seats elected are controlled by the preferred shareholders or effectively controlled by preferred shareholders voting together with common stock as a single class given the number of shares of preferred entitled to vote on an as-converted basis.
       You may contact Rolf Sundwall at 202-551-3105 or Jim Rosenberg at 202-551-3679 if
you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or Justin Dobbie at 202-551-3469 with any other questions.



FirstName LastNameEdward Kaye                                  Sincerely,
Comapany NameStoke Therapeutics, Inc.
                                                               Division of
Corporation Finance
May 14, 2019 Page 2                                            Office of
Healthcare & Insurance
FirstName LastName